FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

August 15, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

August 15, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report that the Company commenced drilling this week on its 28-square mile Pony Creek/Elliot Dome Property (the “Property”) on the Carlin Trend in north central Nevada, USA as part of the 2007 exploration program currently underway over three target areas.

The Company intends to complete approximately 20,000 feet of RC drilling over three areas, beginning with Pony Creek West and including the newly defined Red Rock target and the Pony Creek South inferred resource area. The Company believes that RC drilling is the most cost-effective way to test target models at shallower depths before commencing more costly diamond drilling.

The Company made significant progress last year with its mapping and drilling programs and is confident that the 2007 drilling program will further narrow the target fields. Grandview has adopted what it believes to be an advantageous exploration model built on the strategic application of advanced geology, geochemistry and geophysics to reduce exploration cost and risk and narrow the target field substantially before undertaking diamond drilling.

Grandview President and CEO Paul Sarjeant visited the Property again recently and is pleased by the progress made so far this field season. “I am very confident about our position on the Carlin Trend, which is in itself exciting not only because we have the largest consolidated parcel there not already owned by a major, but because our targets are revealing themselves much as we had hoped,” says Sarjeant

The Pony Creek North and South target areas represent areas of known mineralization and account for the 1.426 million ounce gold inferred resource identified on the property by previous operators. A National Instrument 43-101 report dated March 18th, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, has been prepared for the Property by Rick H. Russell MSc., a licensed geologist is available for review on www.sedar.com. Grandview geologists continue to map and surface sample both areas and have integrated additional CSAMT (controlled source audio-magnetotellurics) to further isolate prospective targets at the Devil’s Gate contact with the Mississippian Chainman formation, and to intercept high-grade gold mineralization within the Pony Creek rhyolite.

Grandview Gold Inc.

During the 2006 season, results from Hole PC-06-03 were in line with the Company’s plan to significantly upgrade the inferred resource and Mr. Sarjeant is pushing for additional drilling within the resource area. “The inferred resource represents a tremendous potential opportunity for the Company and we believe it to be in the best interest of our shareholders to aggressively pursue additional mineralization within the resource area, test the base of the intrusive and pursue a deeper Rain Model type deposit here as well. With Carlin Trend neighbors like Goldstrike, Meikle, Rain and Bald Mountain, we are certainly in the right part of the world to explore the possibility.”

The Pony Creek West target concentrates on an area of previous drilling by Homestake Mining (2000), specifically hole HPCR-001 which appears to have intersected favorable stratigraphy with increasing silicification and jasperoid units below 600 feet. Historical drill information indicates detectable gold values between 605 and 900 feet downhole. Sarjeant adds, “The target area sits just west of the 1.426 million ounce inferred resource area and within the area previously identified as the prospective rock units, so we will drill accordingly and follow the mineralization.”

The Red Rock target has been identified as a typical Rain-type high-grade gold occurrence at a target depth of approximately 1200-1800 feet. The Red Rock target area is situated at the southern tip of the Pony Creek/Elliott Dome Property, about 30 miles northwest of Barrick Gold Corporation’s 5 million ounce (gold) Bald Mountain mines.

Based on geophysical and geochemistry done during the 2006 season and 3-D conceptual maps developed earlier this season, the Company believes that the Devil’s Gate contact target area at Red Rock is within reach and anticipates that drilling several holes will further refine the model and the primary target area. For more information on the Red Rock target see Grandview’s news release dated May 10, 2007 titled Report Confirms Favorable Stratigraphy at Rain-Type Red Rock Target.

The Pony Creek South area hosts the primary mineralized area on the property, including the PC-20 high grade intercept. Compilation work has identified certain structures that may represent significant control on mineralization that has not been drilled effectively. Drilling scheduled for this area are designed to trace mineralization down structure to the base of the intrusive contacts where the highest grade mineralization has historically been located.

In addition to the three target areas identified for exploration this 2007 field season, the Company intends to explore for and possible identify new target area over the 28 square mile Property. Grandview management believes in the inherent value of the Carlin Trend and the added value closeology brings to the company’s interests there. The Carlin Trend has produced more +1 million, +10 million and +20 million ounce gold deposits than all of Russia and all of China combined. The Carlin Trend hosts more than 100 million ounces of gold and has produced approximately 75 million ounces worth approximately USD$50 billion at today’s prices. The Property sits between two developed regions of the Carlin Trend – the 4.5 million ounce Rain District and the 5 million ounce Bald Mountain District.

Results of additional geophysical surveying over the Pony Creek West and Red Rock target areas completed in July are expected within the next few weeks.

Under the terms of an option agreement with Mill City Gold Corp, dated April 14, 2005 and subsequent letter dated June 20, 2007, the Company has earned an 80% interest in the Property (see release dated June 21, 2007) .

Grandview Gold Inc.

Item 5.	Full Description of Material Change

August 15, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report that the Company commenced drilling this week on its 28-square mile Pony Creek/Elliot Dome Property (the “Property”) on the Carlin Trend in north central Nevada, USA as part of the 2007 exploration program currently underway over three target areas.

The Company intends to complete approximately 20,000 feet of RC drilling over three areas, beginning with Pony Creek West and including the newly defined Red Rock target and the Pony Creek South inferred resource area. The Company believes that RC drilling is the most cost-effective way to test target models at shallower depths before commencing more costly diamond drilling.

The Company made significant progress last year with its mapping and drilling programs and is confident that the 2007 drilling program will further narrow the target fields. Grandview has adopted what it believes to be an advantageous exploration model built on the strategic application of advanced geology, geochemistry and geophysics to reduce exploration cost and risk and narrow the target field substantially before undertaking diamond drilling.

Grandview President and CEO Paul Sarjeant visited the Property again recently and is pleased by the progress made so far this field season. “I am very confident about our position on the Carlin Trend, which is in itself exciting not only because we have the largest consolidated parcel there not already owned by a major, but because our targets are revealing themselves much as we had hoped,” says Sarjeant

The Pony Creek North and South target areas represent areas of known mineralization and account for the 1.426 million ounce gold inferred resource identified on the property by previous operators. A National Instrument 43-101 report dated March 18th, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, has been prepared for the Property by Rick H. Russell MSc., a licensed geologist is available for review on www.sedar.com. Grandview geologists continue to map and surface sample both areas and have integrated additional CSAMT (controlled source audio-magnetotellurics) to further isolate prospective targets at the Devil’s Gate contact with the Mississippian Chainman formation, and to intercept high-grade gold mineralization within the Pony Creek rhyolite.

During the 2006 season, results from Hole PC-06-03 were in line with the Company’s plan to significantly upgrade the inferred resource and Mr. Sarjeant is pushing for additional drilling within the resource area. “The inferred resource represents a tremendous potential opportunity for the Company and we believe it to be in the best interest of our shareholders to aggressively pursue additional mineralization within the resource area, test the base of the intrusive and pursue a deeper Rain Model type deposit here as well. With Carlin Trend neighbors like Goldstrike, Meikle, Rain and Bald Mountain, we are certainly in the right part of the world to explore the possibility.”

The Pony Creek West target concentrates on an area of previous drilling by Homestake Mining (2000), specifically hole HPCR-001 which appears to have intersected favorable stratigraphy with increasing silicification and jasperoid units below 600 feet. Historical drill information indicates detectable gold values between 605 and 900 feet downhole. Sarjeant adds, “The target area sits just west of the 1.426 million ounce inferred resource area and within the area previously identified as the prospective rock units, so we will drill accordingly and follow the mineralization.”

Grandview Gold Inc.

The Red Rock target has been identified as a typical Rain-type high-grade gold occurrence at a target depth of approximately 1200-1800 feet. The Red Rock target area is situated at the southern tip of the Pony Creek/Elliott Dome Property, about 30 miles northwest of Barrick Gold Corporation’s 5 million ounce (gold) Bald Mountain mines.

Based on geophysical and geochemistry done during the 2006 season and 3-D conceptual maps developed earlier this season, the Company believes that the Devil’s Gate contact target area at Red Rock is within reach and anticipates that drilling several holes will further refine the model and the primary target area. For more information on the Red Rock target see Grandview’s news release dated May 10, 2007 titled Report Confirms Favorable Stratigraphy at Rain-Type Red Rock Target.

The Pony Creek South area hosts the primary mineralized area on the property, including the PC-20 high grade intercept. Compilation work has identified certain structures that may represent significant control on mineralization that has not been drilled effectively. Drilling scheduled for this area are designed to trace mineralization down structure to the base of the intrusive contacts where the highest grade mineralization has historically been located.

In addition to the three target areas identified for exploration this 2007 field season, the Company intends to explore for and possible identify new target area over the 28 square mile Property. Grandview management believes in the inherent value of the Carlin Trend and the added value closeology brings to the company’s interests there. The Carlin Trend has produced more +1 million, +10 million and +20 million ounce gold deposits than all of Russia and all of China combined. The Carlin Trend hosts more than 100 million ounces of gold and has produced approximately 75 million ounces worth approximately USD$50 billion at today’s prices. The Property sits between two developed regions of the Carlin Trend – the 4.5 million ounce Rain District and the 5 million ounce Bald Mountain District.

Results of additional geophysical surveying over the Pony Creek West and Red Rock target areas completed in July are expected within the next few weeks.

Under the terms of an option agreement with Mill City Gold Corp, dated April 14, 2005 and subsequent letter dated June 20, 2007, the Company has earned an 80% interest in the Property (see release dated June 21, 2007) .

About Grandview Gold Inc.

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in the major gold districts of Red Lake Ontario and Carlin Trend Nevada, as well as the emerging Rice Lake District in Manitoba. Grandview’s Red Lake Ontario and Rice Lake Manitoba properties occupy prime gold real estate as well.

The Red Lake Mining District is Canada’s richest gold district and home to the Red Lake Mine, one of the richest, lowest cost production mine in the world. The emerging Rice Lake District sits just across the Manitoba/Ontario border and, while it shares greenstone geology with Red Lake, is in contrast vastly under-explored.

Grandview Gold Inc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 15th day of August 2007

Grandview Gold Inc.
"Paul Sarjeant"
Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.